

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 18, 2007

Larry W. Youell, President and CEO
FEC Resources Inc.
46 Royal Ridge Rise, NW
Calgary, Alberta CANADA T3G 4V2

      Re: **FEC Resources Inc.**
             Form 20-F for the Fiscal Year Ended December 31, 2006
             Filed July 13, 2007
             Response letter dated November 23, 2007
             File No. 000-17729

Dear Mr. Youell:

       We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2006

General

1.   Please amend your filings as you have proposed. When so doing, please be certain that the auditor's report for fiscal 2006 and 2005 includes the name of the auditor, which appears to be omitted in the draft filing that you submitted to us.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Sandy Eisen at (202) 551-3864 or me at (202) 551-3489 if you have questions.

       Sincerely,

       Brad Skinner
       Senior Assistant Chief Accountant